Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2017 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The date of this MD&A is August 8, 2017. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Effective June 26, 2017, the Company changed its name from Penn West Petroleum Ltd. to Obsidian Energy Ltd.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended	June 30 2017	Mar. 31 2017	Dec. 31 2016	Sep. 30 2016	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015
Gross revenues (1)	$111	$132	$133	$136	$209	$231	$273	$295
Funds flow from operations	43	57	48	32	55	47	39	48
Basic per share	0.09	0.11	0.10	0.06	0.11	0.09	0.08	0.10
Diluted per share	0.09	0.11	0.10	0.06	0.11	0.09	0.08	0.10
Net income (loss)	(9)	27	(232)	(232)	(132)	(100)	(1,606)	(764)
Basic per share	(0.02)	0.05	(0.46)	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)
Diluted per share	$(0.02)	$0.05	$(0.46)	$(0.46)	$(0.26)	$(0.20)	$(3.20)	$(1.52)
Production
Liquids (bbls/d) (2)	19,033	21,169	21,295	23,355	41,848	53,012	53,339	55,323
Natural gas (mmcf/d)	68	82	103	107	130	144	144	161

Total (boe/d)	30,436	34,900	38,481	41,233	63,568	77,010	77,398	82,198

(1)	Includes realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow from Operations

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Cash flow from operating activities	$19	$(56)	$57	$5
Change in non-cash working capital	14	61	16	87
Decommissioning expenditures	3	2	7	4
Office lease settlements	4	—	8	—
Monetization of foreign exchange contracts	—	—	—	(32)
Settlements of normal course foreign exchange contracts	(8)	6	(8)	6
Monetization of transportation commitment	—	—	—	(20)
Realized foreign exchange loss – debt maturities	1	36	4	36
Carried operating expenses (1)	6	3	10	7
Restructuring charges	4	3	6	9

Funds flow from operations	$43	$55	$100	$102

Per share
Basic per share	$0.09	$0.11	$0.20	$0.20
Diluted per share	$0.09	$0.11	$0.20	$0.20

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

In 2017, funds flow from operations decreased from the comparable period as a result of declines in production from asset disposition activity. This was partially offset by improved commodity prices.

During the second quarter of 2017, the Company repaid senior notes in aggregate of US$5 million (2016 – US$141 million) as part of normal course maturities resulting in a realized foreign exchange loss. Additionally, the Company had a foreign exchange forward contract mature for US$25 million and recorded a realized gain of $8 million.

In 2017, on a year-to-date basis, the Company repaid senior notes in the amount of US$15 million (2016 – US$141 million) as part of normal course maturities resulting in a realized foreign exchange loss. In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts and recorded a $32 million realized gain and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

In 2017, the Company has taken a balanced and disciplined approach to developing its asset portfolio with a focus on organic production growth and living within funds flow from operations. During the third quarter of 2017, the Company will complete its most active capital program of any quarter in the year as it continues to progress across its key development areas.

The Company’s key focuses in 2017 include:

•	further development of the Company’s light-oil Cardium interests by focusing on integrated waterflood development to build a long-term, low-decline base;

•	primary, “cold-flow”, development within the Peace River area with the support of the Company’s joint venture partner under the Peace River Oil Partnership;

•	leveraging existing infrastructure within the Alberta Viking area to profit from the shorter cycle time and quick payout of wells in the area; and

•	pursuing new ventures on existing land positions, with plans for development in the Mannville during the second half of 2017.

In early 2017, the Company completed its asset disposition program and closed transactions to dispose of properties located in British Columbia, the Swan Hills area of Alberta as well as other minor asset dispositions to further concentrate its asset portfolio. The Company has now focused its operations to within Alberta only.

Obsidian Energy believes its 2017 plans will position the Company for double-digit percentage production growth in future years which will in turn increase its profitability and long-term shareholder value.

Business Environment

The following table outlines quarterly averages for benchmark prices and the Company’s realized prices for the previous five quarters.

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Benchmark prices
WTI crude oil ($US/bbl)	$48.29	$51.91	$49.29	$44.95	$45.59
Edm mixed sweet par price (CAD$/bbl)	61.83	63.87	61.58	54.68	54.70
NYMEX Henry Hub ($US/mcf)	3.18	3.32	2.98	2.81	1.95
AECO Index (CAD$/mcf)	2.78	2.82	2.95	2.26	1.32
Average sales price (1)
Light oil (CAD$/bbl)	61.46	63.21	58.76	53.97	53.48
Heavy oil (CAD$/bbl)	31.61	33.21	27.09	21.67	25.18
NGL (CAD$/bbl)	29.14	27.79	25.09	17.91	18.05
Total liquids (CAD$/bbl)	48.86	51.15	45.82	40.81	42.98
Natural gas (CAD$/mcf)	3.10	3.22	2.98	2.46	1.42
Benchmark differentials
WTI – Edm Light Sweet ($US/bbl)	(2.26)	(3.54)	(3.11)	(2.96)	(3.07)
WTI – WCS Heavy ($US/bbl)	$(11.13)	$(14.58)	$(14.32)	$(13.50)	$(13.30)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

During the second quarter of 2017, WTI traded to a high of over US$53 per barrel in April and to a low of US$42 per barrel in June. Concerns over OPEC compliance with current production restrictions and high inventory levels contributed to the volatility. Both Canadian light oil and heavy oil differentials narrowed considerably during the second quarter primarily due to a fire at the Syncrude facility in April which resulted in tighter supply of oil production.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Currently, the Company has the following crude oil hedges in place:

Reference Price	Term	Price (US$/Barrel) (1)	Volume (Barrels/day)
WTI	Q3 2017	US$51.96	7,400
WTI	Q4 2017	US$52.17	7,900
WTI	Q1 2018	US$51.31	8,000
WTI	Q2 2018	US$50.59	8,000
WTI	Q3 2018	US$49.96	5,000
WTI	Q4 2018	US$49.07	4,000

(1)	The Canadian dollar hedges were converted to US dollars at the June 30, 2017 foreign exchange rate.

Natural Gas

NYMEX Henry Hub natural gas prices traded between US$3.00 per mcf and US$3.40 per mcf for most of the quarter. The prices declined to approximately US$3.00 per mcf at the end of the quarter as moderate weather in the US weakened demand. AECO moved in close correlation to NYMEX Henry Hub during the second quarter as mild temperatures resulted in weak demand.

Currently, the Company has the following natural gas hedges in place:

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Q3 2017	$2.84	19,000
AECO	Q4 2017	$3.00	20,900
AECO	Q1 2018	$2.83	28,500
AECO	Q2 2018	$2.72	22,800
AECO	Q3 2018	$2.67	17,100
AECO	Q4 2018	$2.67	15,200

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2017	2016	% change	2017	2016	% change
Light oil (per bbl)	$61.46	$53.48	15	$62.40	$44.37	41
Commodity gain (loss) (per bbl) (1)	5.95	8.80	(32)	7.53	10.19	(26)

Light oil net (per bbl)	67.41	62.28	8	69.93	54.56	28

Heavy oil (per bbl)	31.61	25.18	26	32.37	19.75	64

NGL (per bbl)	29.14	18.05	61	27.79	14.89	87

Natural gas (per mcf)	3.10	1.42	>100	3.16	1.70	86
Commodity gain (per mcf) (1)	0.01	0.25	(96)	0.04	0.27	(85)

Natural gas net (per mcf)	3.11	1.67	86	3.20	1.97	62

Weighted average (per boe)	37.51	31.20	20	38.11	27.38	39
Commodity gain (loss) (per boe) (1)	2.21	4.27	(48)	2.91	5.08	(43)

Weighted average net (per boe)	$39.72	$35.47	12	$41.02	$32.46	26

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2017	2016	% change	2017	2016	% change
Light oil (bbls/d)	11,185	27,148	(59)	12,171	31,433	(61)
Heavy oil (bbls/d)	5,636	11,427	(51)	5,423	11,934	(55)
NGL (bbls/d)	2,211	3,273	(32)	2,795	4,064	(31)
Natural gas (mmcf/d)	68	130	(48)	75	137	(45)

Total production (boe/d)	30,436	63,568	(52)	32,655	70,289	(54)

In the first half of 2017, the Company continued to progress its development program with operations on track to deliver double-digit percentage production growth from the fourth quarter of 2016 to the fourth quarter of 2017 in its key development areas. Additionally, during the first half of 2017, the Company completed its asset disposition program and closed several dispositions which included properties located in British Columbia and in the Swan Hills area of Alberta. Associated average production on these dispositions was 10,600 boe per day.

During the second quarter of 2017, average production within the Company’s key development areas including Legacy totalled 29,983 boe per day and was as follows:

•	Cardium – 18,430 boe per day

•	Peace River – 4,928 boe per day

•	Alberta Viking – 1,976 boe per day

•	Legacy – 4,649 boe per day

In 2016, the Company closed several asset dispositions with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This resulted in a decline in production in 2017 compared to 2016. Significant dispositions in 2016 included:

•	the Saskatchewan Viking disposition in June which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended June 30
			2017	2016
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$48.86	$3.10	$37.51	$31.20
Commodity gain (2)	3.50	0.01	2.21	4.27
Royalties	(3.05)	(0.34)	(2.67)	(0.63)
Transportation	(3.38)	(0.31)	(2.82)	(1.89)
Operating costs	(16.87)	(1.66)	(14.27)	(12.70)

Netback	$29.06	$0.80	$19.96	$20.25

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	19,033	68	30,436	63,568

(1)	Excluded from the netback calculation for 2016 was $3 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

In the second quarter of 2017, the Company’s netbacks were similar to the comparable period as commodity price increases were offset by higher royalties and increases in operating costs. Operating costs include the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $6 million or $2.17 per boe on a combined basis (2016 – $3 million or $0.52 per boe).

	Six months ended June 30
			2017	2016
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$50.06	$3.16	$38.11	$27.38
Commodity gain (2)	4.56	0.04	2.91	5.08
Royalties	(3.71)	(0.17)	(2.68)	(0.87)
Transportation	(2.76)	(0.37)	(2.55)	(1.75)
Operating costs	(15.60)	(2.07)	(14.38)	(12.87)

Netback	$32.55	$0.59	$21.41	$16.97

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	20,095	75	32,655	70,289

(1)	Excluded from the netback calculation for 2016 was $25 million of other income which was primarily related to proceeds received by the Company from disposing a pipeline commitment.
(2)	Realized risk management gains and losses on commodity contracts.

In 2017, the Company’s netbacks increased from 2016 primarily due to improvements in commodity prices. The Company continues to have an active hedging program as it aims to mitigate volatility in the commodity price environment. Operating costs include the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $10 million or $1.69 per boe on a combined basis (2016 – $7 million or $0.55 per boe).

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Liquids	$91	$189	(52)	$199	$391	(49)
Natural gas	20	20	—	44	49	(10)

Gross revenues (1)	$111	$209	(47)	$243	$440	(45)

(1)	Includes realized risk management gain on commodity contracts which totaled $6 million for the three months ended June 30, 2017 (2016 – $25 million) and $17 million for the six months ended June 30, 2017 (2016 - $65 million).

Gross revenues have reduced from the prior year as a result of significant disposition activity in 2016 which led to a decrease in production. This was partially offset by increases in the commodity price environment, specifically crude oil prices.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2016	$440
Decrease in liquids production	(229)
Increase in liquids prices (1)	59
Decrease in natural gas production	(22)
Increase in natural gas prices (1)	17
Decrease in other income (2)	(22)

Gross revenues – January 1 – June 30, 2017	$243

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Decrease in other income of $22 million relates to proceeds received from disposing of a pipeline commitment in 2016.

Royalties

	Three months ended June 30			Six months ended June 30
	2017	2016	% change	2017	2016	% change
Royalties (millions)	$8	$4	100	$16	$11	45
Average royalty rate (1)	8%	2%	>100	7%	3%	>100
$/boe	$2.67	$0.63	>100	$2.68	$0.87	>100

(1)	Excludes effects of risk management activities.

In the second quarter of 2017, the Company recorded a $2 million provision as a result of receiving its annual gas cost allowance invoice (2016 – $8 million credit).

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Operating	$45	$77	(41)	$95	$172	(45)
Transportation	8	11	(27)	15	22	(32)
Financing	6	41	(85)	11	81	(86)
Share-based compensation	$1	$4	(75)	$4	$7	(43)

	Three months ended June 30			Six months ended June 30
(per boe)	2017	2016	% Change	2017	2016	% change
Operating (1)	$14.27	$12.70	12	$14.38	$12.87	12
Transportation	2.82	1.89	49	2.55	1.75	46
Financing	2.30	7.13	(68)	1.90	6.33	(70)
Share-based compensation	$0.35	$0.76	(54)	$0.72	$0.55	31

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $6 million or $2.17 per boe (2016 – $3 million or $0.52 per boe) for the three months ended June 30, 2017 and $10 million or $1.69 per boe (2016 – $7 million or $0.55 per boe) for the six months ended June 30, 2017.

Operating

During the second quarter of 2017, the Company’s repair and maintenance program focused on increasing base production reliability which resulted in an increase in the per boe figure compared to the second quarter of 2016.

For the first six months of 2017, the timing of certain asset disposition activity and costs associated with the assets sold or held for sale in early 2017 led to a higher per boe figure than the comparable period. Additionally, in the comparable period of 2016, the Company reduced all discretionary spending as it focused on debt reduction which contributed to the variance.

On an absolute basis, operating costs decreased from the comparable periods as the Company completed several asset dispositions and focused its operations within Alberta.

The Company forecasts spending to trend down through the second half of the year and continues to target annual 2017 operating costs of $13.00 – $13.50 per boe, net of carried operating costs.

Financing

During the second quarter of 2017, the Company transitioned to a reserve-based syndicated credit facility. The underlying borrowing base of the syndicated credit facility is $550 million, less the amount of outstanding pari passu senior notes, resulting in $410 million currently available under the credit facility. The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At June 30, 2017, the Company had $120 million of unused credit capacity available under the syndicated credit facility.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

At June 30, 2017, the value of the Company’s senior notes was $117 million (December 31, 2016 – $140 million). Summary information on our senior notes outstanding as at June 30, 2017 is as follows:

	Issue date	Amount (millions)	Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$5	8 – 15 years	5.90%	1.9
2008 Notes	May 29, 2008	US$28	8 – 12 years	6.31%	1.2
2009 Notes	May 5, 2009	US$8	5 – 10 years	9.32%	1.9
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	5.85%	2.7
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$27	5 – 15 years	4.78%	3.6
2011 Notes	November 30, 2011	US$12	5 – 10 years	4.78%	4.4

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges in 2017 decreased from 2016 as the Company applied asset disposition proceeds to re-pay outstanding indebtedness on its syndicated credit facility and to pre-pay outstanding senior notes.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated credit facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at June 30, 2017, 70 percent (December 31, 2016 – 70 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Options	$—	$—	—	$—	$1	(100)
RPSU – liability method	(1)	1	>(100)	(1)	2	>(100)
RPSU – equity method	2	2	—	4	3	33
PSU	—	1	(100)	1	1	—

Share-based compensation	$1	$4	(75)	$4	$7	43

The share price used in the fair value calculation of the RPSU plan under the liability method, PSU and DSU obligations at June 30, 2017 was $1.63 (2016 – $1.80). Share-based compensation related to the DSU was insignificant in both periods.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2017	2016	% change	2017	2016	% change
Gross	$12	$22	(45)	$26	$43	(40)
Per boe	4.37	3.88	13	4.40	3.34	32
Net	8	15	(47)	16	29	(45)
Per boe	$2.79	$2.59	8	$2.71	$2.27	19

In 2016 and into 2017, the Company completed several asset dispositions which resulted in a reduction in its workforce and a lower cost structure.

In 2016, the Company released a bonus provision totaling $2 million related to the prior year which had a $0.16 per boe effect on a year-to-date basis.

Restructuring Expense

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2017	2016	% change	2017	2016	% change
Restructuring	$4	$5	(20)	$6	$11	(45)
Per boe	$1.39	$0.86	62	$0.99	$0.84	18

During the first half of 2017, as a result of disposition activity, the Company aligned its organizational structure to its operations which led to lower staff levels.

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2017	2016	% change	2017	2016	% change
Depletion and depreciation (“D&D”)	$71	$101	(30)	$143	$233	(39)
D&D expense per boe	25.69	17.46	47	24.19	18.25	33

PP&E Impairment	—	111	(100)	(1)	243	>(100)
PP&E Impairment per boe	—	19.19	(100)	(0.20)	19.02	>(100)

Accretion of decommissioning liability	3	7	(57)	6	14	(57)
Accretion expense per boe	$1.08	$1.08	—	$1.02	$1.07	(5)

The Company’s total D&D expense decreased from the comparative periods mainly due to asset disposition activity and impairment charges recorded during 2016.

In 2016, the Company announced it had entered into a definitive sale agreement to sell several assets. As the sales were not closed by the balance sheet date, the assets were classified as held for sale and an impairment test was required. As the book value of these assets exceeded the fair value received, non-cash impairment charges of $177 million ($243 million before-tax) were recorded.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Deferred tax expense (recovery)	$(2)	$(45)	(95)	$7	$(103)	>100

The deferred income tax recovery in the comparable period was primarily due to impairment charges as a result of classifying certain properties as held for sale.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Realized foreign exchange loss on maturities	$(1)	$(36)	(97)	$(4)	$(36)	(89)
Unrealized foreign exchange gain	1	52	(98)	6	141	(96)

Foreign exchange gain	$—	$16	(100)	$2	$105	(98)

Debt maturities on senior notes totaled US$5 million (2016 – US$141 million) for the second quarter of 2017 and US$15 million (2016 – US$141 million) for the first six months of 2017. These maturities led to the realized foreign exchange losses in both periods.

The unrealized foreign exchange gains in 2017 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net Income (Loss)

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2017	2016	% change	2017	2016	% change
Net income (loss)	$(9)	$(132)	(93)	$18	$(232)	>100
Basic per share	(0.02)	(0.26)	(92)	0.04	(0.46)	>100
Diluted per share	$(0.02)	$(0.26)	(92)	$0.04	$(0.46)	>100

On a quarterly basis, the net loss was reduced in 2017 as the comparable period had non-cash impairment charges as a result of classifying certain properties as assets held for sale.

On a year-to-date basis, the net income in 2017 was attributed to increased cash margins, gains on asset dispositions and unrealized risk management gains on commodity contracts.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Land acquisition and retention	$1	$1	—	$1	$1	—
Drilling and completions	12	2	>100	34	18	89
Facilities and well equipping	20	—	100	37	16	>100
Geological and geophysical	—	—	—	1	2	(50)
Capital carried by partners	(9)	(2)	>100	(23)	(18)	28

Exploration and development capital expenditures	24	1	>100	50	19	>100
SR&ED tax credits	—	(3)	(100)	—	(3)	(100)
Property dispositions, net	(3)	(1,292)	>(100)	(73)	(1,325)	(94)

Total capital expenditures	$21	$(1,294)	>100	$(23)	$(1,309)	(98)

During the second quarter of 2017, the Company drilled three vertical injectors and brought on-line 17 injectors in the Crimson and Pembina areas of the Cardium to support its waterflood platform. In the Peace River area, work continued through the second quarter as favourable weather conditions allowed for five gross wells to be drilled and brought on stream. Additionally, the Company continued development within the Viking and drilled four wells during the second quarter of 2017.

As the Company’s disposition program came to a conclusion, a number of property dispositions were closed in early 2017.

Gain on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Gains on asset dispositions	$8	$31	(74)	$40	$32	25

During the first half of 2017, the Company closed several property dispositions as it continued to focus its asset portfolio. The Company has completed is asset disposition program.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Capitalization

(millions)	June 30, 2017	December 31, 2016
Common shares issued, at market (1)	$822	$1,192
Credit facility and long-term notes	392	469
Cash	2	(11)

Total enterprise value	$1,216	$1,650

(1)	The share price at June 30, 2017 was $1.63 (December 31, 2016 – $2.37).

The Company’s working capital surplus was $5 million at June 30, 2017 (December 31, 2016 – $29 million deficiency) which excludes the current portion of deferred funding asset, risk management, long-term debt and provisions. As at December 31, 2016, $4 million working capital surplus related to assets classified as held for sale.

Liquidity

During the second quarter of 2017, the Company transitioned to a reserve-based syndicated credit facility. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its senior notes and syndicated credit facility. On June 30, 2017, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	June 30, 2017
Senior debt to EBITDA (1)	Less than 3:1	1.9
Total debt to EBITDA (1)	Less than 4:1	1.9
Senior debt to capitalization	Less than 50%	15%
Total debt to capitalization	Less than 55%	15%

(1)	EBITDA is calculated in accordance with Obsidian Energy’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at June 30, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing (1)	Fair value (millions)
Natural gas
AECO Swaps	11,400 mcf/d	Jul/17 – Sept/17	$2.71/mcf	$—
AECO Swaps	5,700 mcf/d	Jul/17 – Dec/17	$3.07/mcf	1
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	1,900 mcf/d	Oct/17 – Mar/18	$3.19/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Mar/18	$3.33/mcf	—
AECO Swaps	1,900 mcf/d	Jul/17 – Jun/18	$2.91/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Jun/18	$2.84/mcf	—
AECO Swaps	1,900 mcf/d	Oct/17 – Sept/18	$2.69/mcf	—
AECO Swaps	13,300 mcf/d	Jan/18 – Dec/18	$2.69/mcf	1
Crude Oil
WTI Swaps	400 bbl/d	Jul/17 – Sept/17	USD$53.56/bbl	—
WTI Swaps	7,000 bbl/d	Jul/17 – Dec/17	USD$51.86/bbl	10
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	USD$54.56/bbl	1
WTI Swaps	6,000 bbl/d	Jan/18 – Mar/18	USD$51.07/bbl	2
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	USD$54.71/bbl	2
WTI Swaps	2,000 bbl/d	Apr/18 – Jun/18	USD$53.25/bbl	1
WTI Swaps	1,000 bbl/d	Jul/18 – Sept/18	USD$53.50/bbl	1
WTI Swaps	1,000 bbl/d	Jan/18 – Dec/18	USD$49.35/bbl	—
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(18)
18-month offset	(£43)	2018	1.7049 CAD/GBP, 6.95%	—
10-year initial term	£5	2019	1.8051 CAD/GBP, 9.15%	—
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$—

(1)	The Canadian dollar crude oil hedges were converted to US dollars at the June 30, 2017 foreign exchange rate.

Subsequent to June 30, 2017, the Company entered into the following hedge contracts:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Apr 2018 – June 2018	US$48.65	2,000
WTI	Apr 2018 – Dec 2018	US$48.43	2,000
WTI	Jul 2018 – Dec 2018	US$50.08	1,000

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Jan 2018 – Dec 2018	$2.53	1,900

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management gain (loss) are as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2017	2016	% change	2017	2016	% change
Realized
Settlement of commodity contracts and assignment	$6	$25	(76)	$17	$63	(73)
Monetization of commodity contracts	—	—	—		2	(100)
Settlement of foreign exchange contracts	8	(6)	>100	8	(6)	>(100)
Monetization of foreign exchange contracts	—	—	—	—	32	(100)

Total realized risk management gain	$14	$19	(26)	$25	$91	(73)

Unrealized
Commodity contracts	$21	$(33)	>100	$46	$(35)	>100
Electricity swaps	—	1	(100)	—	2	(100)
Crude oil assignment	—	—	—	—	(1)	(100)
Foreign exchange contracts	(8)	(1)	>(100)	(8)	(47)	(83)
Cross-currency swaps	4	(12)	>100	5	(28)	>100

Total unrealized risk management gain (loss)	17	(45)	>100	43	(109)	>(100)

Risk management gain (loss)	$31	$(26)	>100	$68	$(18)	>(100)

During the second quarter of 2017, the Company had a foreign exchange forward contract maturity for US$25 million resulting in a gain on foreign exchange contracts. In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts and unwound AECO swap contracts totalling 14,100 mcf per day.

During the first six months of 2017, the Company had no outstanding electricity contracts. During the first six months of 2016, a $4 million realized loss was included in operating expenses.

Outlook

For 2017, Obsidian Energy’s capital program is expected to provide double-digit percentage production growth in its key development areas from the fourth quarter of 2016 to the fourth quarter of 2017.

In response to sustained weak commodity prices, the Company has realigned its second half capital plan and reduced its full-year plan by $20 million to a total of $160 million. There have been no changes to the Company’s production and operating cost guidance as previously disclosed in its March 15, 2017 year-end results release.

Metric		Previous 2017 Guidance Range	Updated 2017 Guidance Range
Average Production	boe per day	30,500 – 31,500	30,500 – 31,500
E&D Capital Expenditures	$ millions	$160	$145
Decommissioning Expenditures	$ millions	$20	$15
Operating costs (1)	$/boe	$13.00 – $13.50	$13.00 – $13.50

(1)	Includes the effect of carried operating costs from the Company’s partner under the Peace River Oil Partnership.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

This outlook section is included to provide shareholders with information about the Company’s expectations as at August 8, 2017 for production, exploration and development capital expenditures, decommissioning expenditures and operating costs for 2017 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Obsidian Energy’s capital expenditure levels, production and operating costs, including fluctuations in commodity prices.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	4	0.01
Liquids production	1,000 bbls/day	15	0.03
Price per mcf of natural gas	$0.10	1	—
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	3	0.01

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2017	2018	2019	2020	2021	Thereafter
Long-term debt	$8	$31	$292	$34	$16	$11
Transportation	5	11	9	10	8	22
Power infrastructure	8	2	—	—	—	—
Drilling rigs	3	—	—	—	—	—
Interest obligations	8	9	4	2	1	1
Office lease (1)	17	35	35	35	35	108
Decommissioning liability (2)	$8	$10	$9	$9	$8	$136

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $109 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period. In addition, the Company has an aggregate of US$90 million in senior notes maturing between 2017 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In June 2017, the Company was named in a lawsuit filed by the U.S. Securities and Exchange Commission (“SEC”). The lawsuit is based on certain historic Penn West Petroleum Ltd. (“Penn West”) accounting practices which the Company discovered and reported to the SEC in 2014. As a result of the Company’s discovery, investigation, and correction into those practices, Penn West restated its historic financial statements and results in 2014. The Company has concluded that any potential exposure to this claim is undeterminable at this time.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Equity Instruments

Common shares issued:
As at June 30, 2017	504,308,788
Stock option plan	20,125

As at August 8, 2017	504,328,913

Options outstanding:
As at June 30, 2017	3,921,650
Exercised	(20,125)
Forfeited	(42,400)

As at August 8, 2017	3,859,125

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2017 and ending on June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control – Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. The Company is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. The Company is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. The Company is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated credit facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Company’s intended approach to developing its asset portfolio; the intended development of the Company’s light-oil Cardium interests; the intended development of primary, “cold-flow” within the Peace River area; plans to leverage existing infrastructure within the Viking to profit from the shorter cycle time and quick payout of wells in the area; to pursue new ventures on Obsidian Energy’s existing land positions; that the 2017 plans will position the Company for double-digit percentage production growth in future years which will in turn increase its profitability and long-term shareholder value; that the Company forecasts spending to trend down through the second half of the year and that the 2017 operating costs, net of carried operating costs, will not change; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; the managing of our debt portfolio and considering opportunities to reduce or diversity the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; that the capital program will provide double-digit percentage production growth in its key development areas from the fourth quarter of 2016 to the fourth quarter of 2017; the annual corporate production guidance range, the updated exploration and development capital expenditures, decommissioning expenditures and operating costs range for 2017; the estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to this MD&A; and the

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

possibility that the Company could be required to obtain other facilities, including term bank loans, if it is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY SECOND QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 19